Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: October 21, 2025

The following was posted to Norfolk Southern’s LinkedIn on October 21, 2025.